Exhibit 12

THE HERTZ CORPORATION AND SUBSIDIARIES

COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS
TO FIXED CHARGES (UNAUDITED)
(In Thousands of Dollars Except Ratios)

	Years Ended December 31,
	2004	2003	2002	2001	2000
Income before income taxes and minority interest	$502,552	$237,492	$216,394	$2,723	$580,864
Interest expense	408,171	372,924	376,710	413,711	428,387
Portion of rent estimated to represent the interest factor	119,918	118,813	115,879	116,393	104,886

Earnings before income taxes, minority interest and fixed charges	$1,030,641	$729,229	$708,983	$532,827	$1,114,137

Interest expense (including capitalized interest)	$409,046	$373,522	$377,852	$415,198	$431,308
Portion of rent estimated to represent the interest factor	119,918	118,813	115,879	116,393	104,886

Fixed charges	$528,964	$492,335	$493,731	$531,591	$536,194

Ratio of earnings to fixed charges	1.9	1.5	1.4	1.0	2.1